March 10, 2006

Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Rachel Mincin, Associate Chief Accountant

Re: **Lehman Brothers Holdings Inc.**
Lehman Brothers Holdings E-Capital Trust I
Lehman Brothers Holdings E-Capital LLC I
Registration Statement on Form S-4 filed October 21, 2005
File No. 333-129195

Dear Ms. Mincin:

       We refer to the registration statement on Form S-4 (file no. 333-129195) filed by Lehman Brothers Holdings Inc. (the "Company"), Lehman Brothers Holdings E-Capital Trust I ("Trust") and Lehman Brothers Holdings E-Capital LLC I (the "LLC") regarding the $300 million aggregate principal amount of Floating Rate Enhanced Capital Advantaged Preferred Securities ("ECAPS") issued by the Trust. We respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") consider whether the presentation of modified financial information as proposed below would be appropriate in these circumstances as a substitute for financial statements of the Trust and the LLC.

       The Company believes that the structure and terms of its ECAPS present a situation where application of the traditional disclosure regime for the Trust and the LLC would not elicit all information relevant to an investor for an investment decision in ECAPS, and that much of the additional information required by that regime would not be relevant to such investment decision, and therefore would be unnecessarily burdensome to the Company. The ECAPS are much like a typical trust preferred security, but for a small portion of assets of the LLC that are invested in short-term, high-grade "Eligible Debt Securities" as described below. The Company believes that it would be consistent with investor protection and less burdensome to the Company if it could present information with respect to the Trust and the LLC required under

Rule 3-10(b) of Regulation S-X, together with certain supplemental information with respect to the Eligible Debt Securities similar to that which would be required by the alternate disclosure regime of Regulation AB available to issuers of asset-backed securities.

Structure of Trust Preferred Securities Issued by Finance Subsidiaries

In a typical trust preferred security structure, the trust that issues the trust preferred securities is a finance subsidiary that owns no assets other than those related to the issuance, administration and repayment of the preferred securities it issues to investors. The Trust issues all of its common securities to the parent company and uses the proceeds from those issuances to invest in a debt security of the parent company. The aggregate principal amount of the parent's debt security held by the trust equals the aggregate liquidation amount of the trust preferred securities issued to the investors and the common securities issued to the parent. The trust distributes all interest received on the debt securities it holds to the holders of its preferred and common securities on a pro rata basis. The term of the trust preferred securities matches that of the parent's debt securities that it holds. The agreements involved include a guarantee and an expense undertaking from the parent company, the trust indenture for the debt security the trust holds, and the trust declaration of the trust itself. An issuer of typical trust preferred securities is not required to file separate financial statements (or periodic reports on Form 10-K and 10-Q) provided the conditions of Rule 3-10 of Regulation S-X are met.

Structure of ECAPS

The ECAPS are very similar to trust preferred securities. The Trust is a finance subsidiary that owns no assets other than those related to the issuance, administration and repayment of the ECAPS it issues to investors. The Trust issues all of its common securities to the Company, its parent, and uses the proceeds from the issuances of the ECAPS and its common securities to purchase preferred securities ("LLC preferred securities") of the LLC, which also issues all of its common securities to the Company. The LLC in turn uses all of the proceeds received from the sale of its LLC preferred securities to purchase debt security of the Company (the "Company Debenture"). The principal amount of the Company Debenture equals the aggregate liquidation preference of the LLC preferred securities issued to the Trust, and therefore also equals the aggregate liquidation amount of the trust preferred securities issued to the investors and the common securities of the Trust issued to the parent. The Trust distributes all distributions received on the LLC preferred securities it holds to the holders of its preferred and common securities on a pro rata basis. The agreements involved include a guarantees and an expense undertaking from the Company, the trust indenture for the Company Debenture, the LLC agreement for the LLC and the trust declaration of the trust.

The ECAPS structure differs from a typical trust preferred security as follows:

(1)   The LLC issues all of its common securities to the parent company, but instead of investing the proceeds it receives from the parent company in the parent's debt securities, it invests the proceeds in U.S. government obligations, prime commercial paper and other securities identified as permitted investments of a finance subsidiary pursuant to Rule 3a-5 of the Investment Company Act of 1940, as amended (collectively, "Eligible Debt Securities"). These high-grade securities will constitute no more than 5% of the assets of the LLC at any time. The

LLC will distribute any interest it receives on the Company Debenture and the Eligible Debt Securities that it holds (i) first to the Trust (as the holder of its LLC preferred securities), up to an amount equal to the interest rate payable on the Company Debenture, and (ii) then to the parent company on its common securities until the parent receives a return equal to 2.0% per annum above the rate paid on the Company Debenture (the "Common Return"). If any excess remains after such distributions, that excess will be shared 50/50 by the Trust and the parent company.

(2) The Company Debenture initially held by the LLC has a term of 30 years, while the term of the ECAPS and the LLC preferred securities is the earlier of full payment or 60 years. Upon maturity of the Company Debenture, the LLC may either distribute all the proceeds to the Trust (which will in turn repay the ECAPS) or reinvest the proceeds in new debt securities of the Company or any of its subsidiaries, which debt securities would be fully and unconditionally guaranteed by the Company ("Affiliate Debt Securities"). The interest rate on any such new debt securities would be set at a rate determined by an independent financial advisor to be the then market rate for unsecured debt securities issued by the Company (or guaranteed debt securities of its subsidiaries, as the case may be). If that rate is different than the rate that was payable on the Company Debenture, there will be amounts earned on the Eligible Debt Securities that will be payable to the holders of the LLC preferred securities (and therefore to the holders of the ECAPS).[1]

The Company believes it is important to note the following:

• The aggregate liquidation amount of the ECAPS is fully and unconditionally supported by the principal amount of the Company Debenture (and after its 30-year maturity, by the aggregate principal amount of the debt securities of the Company or Affiliate Debt Securities guaranteed by the Company in which the LLC reinvests, if any).

• The holders of ECAPS will generally only be entitled to receive distributions equal to the amount of interest that is paid on the Company Debenture, and to that extent such distributions are also fully and unconditionally guaranteed by the Company. As discussed above, the circumstances in which the holders of ECAPS would become entitled to any earnings on the Eligible Debt Securities are very limited.

• The Eligible Debt Securities will constitute a pool of financial assets of no more than 5% of the assets of the LLC at any time. The Eligible Debt Securities may be comprised only of high-grade U.S. government obligations, prime commercial paper and other securities identified as permitted investments of a finance subsidiary pursuant to Rule 3a-5 of the Investment Company Act of 1940, as amended.

Discussion

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[1] This situation could also occur if the LLC reinvested any interest payments it received on the Company Debenture during its 30-year term. The Company expects that the LLC would only reinvest such interest payments if the LLC chose to defer distributions on the LLC preferred securities beyond any 5-year deferral period for interest on the Company Debenture.

To the extent that the ECAPS are similar to typical trust preferred securities—in that substantially all the payments due on the ECAPS are supported by payments on the Company Debenture and any other Affiliate Debt Securities—the Company believes that the modified financial information presentation in its financial statements permitted by Rule 3-10(b) of Regulation S-X would be appropriate in these circumstances. Under Rule 3-10(b) of Regulation S-X, a finance subsidiary need not present separate financial statements provided that, among other things, it owns no assets other than those related to the issuance, administration and repayment of the securities, the securities are guaranteed "fully and unconditionally" by the parent company and the trust is 100% owned by the parent company guarantor. In Release No. 33-7878, the Commission stated that the modified financial information permitted by Rule 3-10 should be available for "trust preferred securities" where certain conditions were met.[2]

The Company acknowledges that to the extent the ECAPS are entitled to receive any payments in respect of the cash flows received from the Eligible Debt Securities, the ECAPS are not "fully and unconditionally" guaranteed by the Company and therefore do not fully meet all the conditions of Rule 3-10(b) of Regulation S-X. However, the Company believes that the information that would be required by the traditional disclosure regime in Form 10-Ks and 10-Qs for the Trust and the LLC would not provide all the information necessary for, and—given the high-grade nature of the Eligible Debt Securities, which constitute only 5% of the assets of the LLC—would require extensive information (e.g., description of business and management) that is not necessary for, an informed investment decision in ECAPS. The Company believes that it would be more useful to investors, and less burdensome to the Company, if it could present the modified financial information permitted by Rule 3-10(b) of Regulation S-X for finance subsidiaries, together with a table providing the additional information set forth on Exhibit A hereto in the footnote to the Company's financial statements required by such rule. The additional information the Company proposes to provide would be similar to that which would be required for an issuer of asset-backed securities under Item 1121 of Regulation AB with respect to a pool of financial assets such as those owned by the LLC (i.e. the Company Debenture and the Eligible Debt Securities), by detailing the payments and performance of the assets held by the LLC and payments on the securities issued by the LLC and the Trust.[3]

The Company believes that the structure and terms of the ECAPS present a situation in which a combination of the financial statements of the Company required by the traditional disclosure regime together with information with respect to the Eligible Debt Securities similar to that which would be required by the alternate disclosure regime of Regulation AB would be sufficient to protect the interests of investors, while taking into account the cost and burden of preparing full financial statements for the Trust and the LLC. We therefore respectfully request

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[2] Because this disclosure by definition includes full financial statement disclosure for the Company, this disclosure would also satisfy the disclosure requirements for the Company as a "significant obligor" in the alternative disclosure regime for issuers of asset-backed securities under Regulation AB.

[3] Because this information is proposed to be included in a footnote to the Company's financial statements, it would be subject to the rules implementing Section 404 of the Sarbanes-Oxley Act regarding reporting on internal control over financial reporting and the certifications under Section 302 of the Sarbanes-Oxley Act that apply to the Company's periodic filings.

that the Staff consider whether the Company's proposal is a more efficient form of disclosure consistent with investor protection for its ECAPS, as contemplated by the Commission in Section III.A.2.a. of its Asset-Backed Securities Release (Rel. No. 33-8518).

* * * *

Please contact Andrew Keller at (212) 455-3577 with any questions regarding the foregoing. The Company would like to have its registration statement declared effective by May 16, 2006, and respectfully requests a preliminary indication of your views on its proposal at your earliest convenience.

Very truly yours,

Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: Barrett DiPaolo